  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are a copy of the Company's report for the six months ended June 30, 2013, containing certain unaudited financial information and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2013 and 2012 (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: August 13, 2013.

 Exhibit 1

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this report concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	future operating or financial results;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
•	general market conditions and trends, including charter rates, vessel values, and factors affecting vessels supply and demand;

•	our ability to obtain additional financing;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

•	our dependence upon the abilities and efforts of our management team;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	adverse weather conditions that can affect production of some of the goods we transport and navigability of the river system on which we transport them;

•	the highly competitive nature of the ocean-going transportation industry;

•	the loss of one or more key customers;

•	fluctuations in foreign exchange rates;
•	adverse movements in commodity prices or demand for commodities may cause our customers to scale back their contract needs; and

•	potential liability from future litigation.

ULTRAPETROL (BAHAMAS) LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE
SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the "Company") and subsidiaries for the six months ended June 30, 2013, and 2012 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of clients in the geographic markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market through our operations in the following three segments of the marine transportation industry.

Our River Business, with 679 barges and 33 pushboats as of June 30, 2013, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargoes through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers that flow through Argentina, Brazil, Bolivia, Paraguay and Uruguay to ports serviced by ocean export vessels. These countries are estimated to account for approximately 55% of world soybean production in 2013, as compared to 30% in 1995. We also have a barge building facility at Punta Alvear, Argentina, which is one of the most modern of its kind in South America.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea. As of June 30, 2013, our Offshore Supply Business fleet consisted of ten Platform Supply Vessels, or PSVs, (of which nine are currently in operation and one, UP Amber, has commenced its time charter in Brazil in July 2013). In addition, on August 12, 2013, we took delivery from the yard of the eleventh PSV in our fleet (third of the four ordered in India), UP Pearl, which will be delivered under a four year charter with Petrobras after finalizing her positioning trip and set up works for the charter, between August 1, 2013 and April 14, 2014, in our option.

Our Ocean Business operates, as of June 30, 2013, six ocean-going vessels which include four Product Tankers and two container feeder vessels that we employ in the South American coastal trade where we have preferential rights and customer relationships.

We are focused on growing our businesses with an efficient and versatile fleet that will allow us to provide an array of transportation services to customers in several different industries. Our business strategy is to leverage our expertise and strong customer relationships to grow the volume, efficiency, and market share in a targeted manner.

Developments in the three months ended June 30, 2013

On April 11, 2013, we entered into new four-year charters covering the employment of our UP Agua-Marinha, UP Diamante and UP Topazio with Petrobras.

On April 15, 2013, we fully repaid the balance outstanding of $5.3 million plus accrued and unpaid interest pursuant to the amendment to the Nordea Bank Finland PLC loan agreement dated December 28, 2012.

On April 29, 2013, we appointed Ms. Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who will remain with the Company as Vice President, International Finance.

On May 2, 2013, the Board of Petrobras confirmed the four-year charters of our UP Amber and UP Pearl as of August 2013 and also the renewal of the four-year charter of our UP Esmeralda.

On June 10, 2013, we issued our $200.0 million 8 7/8% First Preferred Ship Mortgage Notes due 2021. Proceeds were used to redeem the full $180.0 million plus accrued interest to redemption of our 9% First Preferred Ship Mortgage Notes due 2014 ("the 2014 Notes") and for general corporate purposes.

On June 26, 2013, we entered into a First Demand Guarantee Facility Agreement with DVB Bank SE to counter-guarantee the BNDES credit facility entered into on August 20, 2009 (This facility replaces a previous, identical guarantee to cover the same credit). The maturity date of such Agreement is June 26, 2017.

Recent Developments

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited, our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore (Bahamas) Limited that we did not own. Subsequently, on July 25, 2013, we paid $10.3 million to Firmapar Corp. As of such date, we own 100% of the common stock of UP Offshore (Bahamas) Limited.

On July 8, 2013, we entered into a Rake Barge Master Agreement and the corresponding MOAs whereby we agreed to build and sell from our Punta Alvear yard a set of seven newbuilt tank barges to a third party for export to Colombia with deliveries ranging between November and December 2013 in terms similar to the previously sold barges exported to Colombia.

On July 10, 2013, we redeemed all $180.0 million of our outstanding 9% First Preferred Ship Mortgage Notes due 2014 with proceeds of our offering of $200.0 million 8 7/8% First Preferred Ship Mortgage Notes due 2021.

On August 12, 2013, we took delivery of UP Pearl, the eleventh PSV in our fleet, third out of four built in India.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following business segments: the River Business, the Offshore Supply Business and the Ocean Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we currently contract for the carriage of cargoes, in the majority of cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel. When transporting containers or vehicles, we charge our clients on a per-trip per-unit basis. In addition, we derive revenues from the sale of new barges built at our Punta Alvear yard to third parties.

In our Offshore Supply Business, we contract substantially all of our capacity under time charters to charterers in Brazil. We may decide to employ our Indian-built PSVs in the North Sea spot and/or term market.

In our Ocean Business, we currently contract our tanker vessels on a time charter basis. We sell space on our container feeder vessels on a per Twenty Foot-Equivalent Unit ("TEU") basis which is very similar to a COA basis as far as recording of revenues and voyage expenses. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and

•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo or dollars per TEU, and

•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels a time charter and a COA result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

Time charter revenues accounted for 38% of the total revenues derived from transportation services for the first six months of 2013, and COA revenues accounted for 62%. With respect to COA revenues, 93% were in respect of repetitive voyages for our regular customers and 7% were in respect of single voyages for occasional customers.

Our container vessels are paid on a rate based on each container shipped and expressed in dollars per TEU. By comparison, these vessels' results are expressed similar to those vessels operating under COA.

In our River Business, demand for our services is driven by agricultural, mining and petroleum related activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operations in our River Business occur on the Paraná and Paraguay rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Offshore Supply Business, we currently have eight of our PSVs operating under long-term time charter contracts with Petrobras in Brazil, one recently delivered PSV awaiting commencement of its time charter in Brazil and one PSV operating under a short-term time charter in the UK's North Sea.

In our Ocean Business, we employed our four tanker vessels on time charter to different customers during the six months ended June 30, 2013 while our container vessels carry cargoes for a freight per container equivalent to COA's.

Expenses

Our operating expenses generally include the cost of all vessel operating expenses including crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are wages paid to marine personnel, marine insurance costs and the cost of repairs and maintenance. However there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary operating expenses include general and administrative expenses related to ship management and administrative functions.

In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties, primarily for certain harbour tugs.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties who provide brokerage services and bunker costs incurred when our vessels are repositioned between the North Sea and Brazil or from the yard where they have been built to their operating location. All these costs are fully covered by us.

In our Ocean Business, our tanker vessels are generally under time charter so we do not incur bunker or significant port expenses however through our container feeder operation, our operating expenses include bunker costs which are fully covered by us, port expenses, Terminal Handling Costs, or THC, incurred in the regular operation of our container feeder service and agency fees paid by us to third parties. It also includes container leasing, storage and insurance expense.

Through our River Business, we own a repair facility for our river fleet at Pueblo Esther, Argentina, where we operate one floating dry dock, we also own a shipyard for building barges and other vessels in Punta Alvear, Argentina, land for the construction of two terminals in Argentina, one grain loading terminal and 50% of a second terminal in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro, Brazil. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States. We also hold subleases to additional office space at Avenida Leandro N. Alem 986, Capital Federal, Buenos Aires, Argentina, and rent an office in Aberdeen, Scotland.

Foreign Currency Transactions

During the first six months of 2013, 94% of our revenues were denominated in U.S. dollars. Also, for the six months ended June 30, 2013, 4% of our revenues were denominated and collected in Brazilian reais and 2% were denominated and collected in British pounds. However, 50% of our total revenues were denominated in U.S. dollars but collected in Argentine pesos, Brazilian reais and Paraguayan guaranies. During the six months ended June 30, 2013, the majority of our expenses were denominated in U.S. dollars of which 17% of them were paid in Argentine pesos, Brazilian reais and Paraguayan guaranies.

Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation, Interest Rate, Rates of Exchange Variation and Fuel Price Increases

Inflationary pressures in the South American countries in which we operate may not be compensated by equivalent adjustments in the rate of exchange between the U.S. dollar and the local currencies. Additionally, revaluations of the local currencies against the U.S. dollar, even in the absence of inflation, have an incremental effect on the portion of our operating expenses incurred in those local currencies measured in U.S. dollars. Please see Foreign Currency Transactions.

If the London market for dollar loans between banks were to become volatile, the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market could widen. Interest in most loan agreements in our industry has been traditionally based on published LIBOR rates. After the financial crisis of the end of 2008, however, lenders have insisted on loan provisions that entitle them, in their discretion, to replace published LIBOR as the base for the interest calculation with their own cost-of-funds rate. Since then, we have been required to include similar provisions in some of our financings. If our lenders were to use the interest rate on their costs of funds instead of LIBOR in connection with such provisions, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

As of June 30, 2013, the Company had $65.2 million of LIBOR-based variable rate borrowings under its credit facilities with IFC and OFID subject to an interest rate collar agreement, designated as cash flow hedge, to fix the interest rate of these borrowings within a floor of 1.69% and a cap of 5.0% per annum, excluding margin.

As of June 30, 2013, the Company had $19.8 million of LIBOR-based variable rate borrowings under its credit facility with DVB Bank, NIBC and ABN Amro subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average cost of debt of 0.9% per annum, excluding margin. In addition, the Company had $18.6 million of LIBOR-based variable rate borrowings under such same facility subject to an interest rate swap designated as cash flow hedge, to fix the interest rate of these borrowings between June 2014 and September 2016 at a weighted average cost of debt of 1.2% per annum, excluding margin.

As of June 30, 2013, the Company had $8.1 million of LIBOR-based variable rate borrowings under its credit facility with DVB and Banco Security, subject to an interest rate swap, designated as cash flow hedge, to fix the interest rate of these borrowings at a weighted average interest rate of 3.39% per annum, excluding margin.

Additionally, as of June 30, 2013, the Company had other variable rate debt (due 2013 through 2021) totaling $112.8 million. These debts call for the Company to pay interest based on LIBOR plus a 120-400 basis point margin range. Some loans provide for the use of cost of funds in replacement of LIBOR under certain circumstances. The interest rates generally reset either quarterly or semi-annually. As of June 30, 2013, the weighted average interest rate on these borrowings was 2.8%, including margin.

A 1% increase in LIBOR or a 1% increase in the cost of funds used as base rate by some of our lenders would translate to a $1.1 million increase in our interest expense per year, which would adversely affect our earnings.

We have negotiated fuel price adjustment clauses in most of our contracts in the River Business. However, we may experience temporary misalignments between the adjustment of fuel in our freight contracts and our fuel purchase agreements (either positive or negative) because one may adjust prices on a monthly basis while the other adjusts prices weekly. Similarly, in some of our trades the adjustment formula may not be one hundred percent effective to protect us against fuel price fluctuations. Additionally, as our re-engining and repowering program progresses and more pushboats in our fleet start to consume heavy fuel (as opposed to diesel oil), the adjustment formulas in our transportation contracts will gradually cease to reflect the change in our fuel costs, resulting in gradually larger misalignments between such adjustments and our fuel purchases.

In the Offshore Supply Business, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply and cost of fuel. During their positioning voyage from their delivery shipyard up to their area of operation and if and when a vessel is off-hire for technical or commercial reasons, fuel consumption will be for owners' own account.

In our Ocean Business, for those vessels that operate under time charters, inflationary pressures on bunker (fuel oil) costs do not have a material effect on the results of those vessels which are time chartered to third parties, since it is the charterers' responsibility to pay for fuel. When our ocean vessels are employed under COAs, however, freight rates for voyage charters are fixed on a per ton basis including bunker fuel for our account, which is calculated for the voyage at an assumed cost. A rise or fall in bunker prices may have a temporary negative or positive effect on results as the case may be as the actual cost of fuel purchased for the performance of a particular voyage or COA may be higher or lower than the price considered when calculating the freight for that particular voyage. Generally, in the long term, freight rates in the market should be sensitive to variations in the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices have settled at a higher level.

In our container feeder operation, the operation of our two container feeder vessels, Asturiano and Argentino, involves some degree of fuel price fluctuation risk since we have to pay for the cost of bunkers and although we can adjust our rates per TEU in connection with these variations, we may not always be able to, or may even be unable to, pass these variations to our customers (either fully or partially) in the future, which could have an adverse effect on our results of operations.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, we generally employ our Product Tankers on long-term time charters so there is no seasonality effect, however, shorter term contracts covering the winter months generally carry higher rates than those covering only the summer months. Our container feeder service experiences a somewhat slower season during the first quarter of each year.

Legal Proceedings

UABL – Ciudad del Este Customs Authority

On September 21, 2005, the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay, or the Paraguay Customs Authority. We believed that this finding was erroneous and UABL formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Central Tax Authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). The primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and applied a fine of 100% of that amount. UABL entered a plea with the respective court contending the interpretation on the third issue where it claimed to be equally not liable. On October 19, 2007, we presented a report by an expert highly favorable to our position. On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court´s decision to the Supreme Court. On September 22, 2010, the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan undersecretary for taxation which condemned UABL Paraguay S.A. to pay approximately $0.6 million non-withheld taxes, $0.7 million in fines and $1.3 million in accrued due interests. We appealed the decision of the Supreme Court, seeking to clarify its ruling based on the Bona Fide basis of the UABL arguments recognized by the Court expressly in its ruling and on this appeal sought to eliminate fines and interests. Finally, in a signed agreement with the Tax Authorities on October 14, 2010, UABL paid the total amount of $1.3 million in full and final settlement of the claim and agreed to drop its appeal to the Supreme Court. In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of the Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court. Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred. In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owed and fines and upon UABL's request through the submission of a remedy such customs authorities issued a resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $0.4 million subject to a fine of 100% of that amount. Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on concrete evidence that the sum of $0.4million was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse effect on the Company.

UABL International S.A. – Bolivian Tax Authority

On November 3, 2006, and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5.8 million (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit. On August 22, 2008, a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008, both parties submitted their arguments to the judge, completing this part of the case. On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested. The Court of appeal confirmed the judgment of the Lower Court. UABL International S.A. submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who also confirmed the judgment of the lower Court. On the other hand, on June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to local counsel this preemptive embargo under Bolivian law has no effect over the Company's right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. does not have any assets owned by it registered in the RIBB. Moreover, UABL International S.A. challenged the judge's decision to place the embargo but the higher Court has reconfirmed the embargo although it has not been notified yet. The shares of UABL International S.A. ceased to belong to our Company and we have been advised by local counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. – Paraguayan Customs Asuncion

On April 7, 2009, the Paraguayan Customs in Asuncion commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased between January 9, 2007, and December 23, 2008, from YPF S.A. in Argentina. Since those bunkers were purchased for consumption onboard pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion, however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine in the amount of $2.0 million. On March 22, 2010, the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54,723,820 (approximately $11,700), and UABL Paraguay S.A. was going to pay the fine with the aim to end these proceedings but the Director of Customs in Asunción decided to render null that ruling and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. In a similar manner, on September 20, 2010, the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina. UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases. Our local counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or result of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. – Customs investigation in connection with re-importation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011, Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $0.6 million). Oceanpar S.A. and UABL Paraguay S.A. made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABL Paraguay S.A. commenced judicial proceedings in order to appeal the said decisions. Our local counsel has advised that there is only a remote chance that these proceedings will have a material adverse impact on the consolidated financial position or result of operations of the Company.

UABL Paraguay S.A. – Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending. The potential amount in dispute has not been calculated yet but it should not exceed approximately $3.0 million. The proceedings are purely administrative at this point and if the tax authority should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on the consolidated financial position or result of operations of the Company.

Obras Terminales y Servicios S.A. – Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., our subsidiary in the River Business, certain directors and representatives in our River Business, and some of Mr. Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $0.37 million. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $0.9 million, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $0.3 million. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial portion or result of operations of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

 Results of Operations

The following table sets forth certain unaudited historical statements of operations data for the three months and six months ended June 30, 2013, compared to three months and six months ended June 30, 2012, derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars:

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2013	2012	2013	2012
Revenues
Attributable to River Business	$83,184	$41,744	$122,531	$71,128	72%
Attributable to Offshore Supply Business	20,845	18,142	42,447	35,170	21%
Attributable to Ocean Business	17,757	19,611	34,698	37,737	-8%
Total revenues	121,786	79,497	199,676	144,035	39%

Voyage and manufacturing expenses
Attributable to River Business	(42,308)	(20,951)	(61,681)	(39,852)	55%
Attributable to Offshore Supply Business	(982)	(833)	(1,931)	(2,046)	-6%
Attributable to Ocean Business	(6,117)	(6,637)	(11,802)	(14,607)	-19%
Total voyage and manufacturing expenses	(49,407)	(28,421)	(75,414)	(56,505)	33%

Running costs
Attributable to River Business	(16,383)	(12,658)	(30,446)	(24,108)	26%
Attributable to Offshore Supply Business	(10,286)	(8,841)	(18,652)	(17,389)	7%
Attributable to Ocean Business	(9,479)	(8,964)	(18,522)	(16,988)	9%
Total running costs	(36,148)	(30,463)	(67,620)	(58,485)	16%

Amortization of dry dock & intangible assets	(748)	(1,029)	(1,456)	(2,077)	-30%
Depreciation of vessels and equipment	(9,655)	(9,530)	(19,067)	(18,974)	--
Administrative and commercial expenses	(9,501)	(7,650)	(18,323)	(15,437)	19%
Other operating income, net	957	984	1,407	6,748	-79%

Operating profit (loss)	17,284	3,388	19,203	(695)	--

Financial expense	(8,291)	(8,780)	(16,230)	(18,117)	-10%
Financial loss on extinguishment of debt	(180)	--	(3,785)	--	--
Foreign currency exchange gains (losses), net	5,190	(3,374)	11,445	(2,123)	--
Financial income	11	38	87	80	9%
(Loss) on derivatives, net	5	--	(211)	--	--
Investment in affiliates	(124)	(353)	(319)	(666)	-52%
Other expenses, net	246	(432)	18	(391)	--
Total other expenses	(3,143)	(12,901)	(8,995)	(21,217)	-58%

Income (loss) before income taxes	14,141	(9,513)	10,208	(21,912)	--

Income tax (expenses) benefit	(401)	4,399	(2,023)	3,140	--
Net income attributable to non-controlling interest	254	276	553	445	24%

Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd.	$13,486	$(5,390)	$7,632	$(19,217)	--

Revenues. Total revenues from our River Business increased by 99% from $41.7 million in the three months ended June 30, 2012, to $83.2 million in the same period of 2013. This $41.5 million increase results mainly from a $25.5 million increase in revenues related to the sale of barges constructed at our yard in Punta Alvear and to a $16.8 million increase in revenues from river operations related to a 13% increase in net tons transported, rate increases and normal rainfall as compared to the same period of 2012.

Total revenues from our River Business increased 72% from $71.1 million in the six months ended June 30, 2012, to $122.5 million in the same period of 2013. This $51.4 million increase results mainly from a $27.1 million increase in revenues from river operations related to a 23% increase in net tons transported, rate increases and normal rainfall as compared to the same period of 2012 coupled with a $26.8 million increase in revenues related to the sale of barges constructed at our yard in Punta Alvear; partially offset by a $2.1 million decrease in other river revenues.

Total revenues from our Offshore Supply Business increased 15% from $18.1 million in the three months ended June 30, 2012, to $20.8 million in the same period of 2013. This $2.8 million increase is primarily attributable to the operation of our UP Jade which commenced operation with Petrobras on August 10, 2012.

Total revenues from our Offshore Supply Business increased by 21% from $35.2 million in the six months ended June 30, 2012, to $42.4 million in the same period of 2013. This $7.2 million increase is primarily attributable to a $5.6 million increase related to the operation of our UP Jade which entered into service with Petrobras on August 10, 2012, and to a combined increase of $1.6 million of our UP Turquoise, UP Jasper and UP Rubi related to offhire days during the first quarter of 2012.

Total revenues from our Ocean Business decreased $1.8 million, from $19.6 million in the three months ended June 30, 2012, to $17.8 million in the same period of 2013. This decrease is mainly attributable to a $2.0 million decrease in revenues of our container feeder service.

Total revenues from our Ocean Business decreased $3.0 million, or 8%, from $37.7 million in the six months ended June 30, 2012, to $34.7 million in the same period of 2013. This decrease is mainly attributable to a $3.5 million decrease related to the transportation of the barges sold to a third party during the first quarter of 2012, to a $0.8 million decrease in revenue from ship management services to third parties and to a combined $0.4 million decrease related to our feeder container vessels mainly associated to a decrease in TEUs transported on account of increased competition; partially offset by a $1.1 million increase in revenues of our Amadeo which had 72 offhire days during the first half of 2012 due to its drydock and by a $0.7 million increase from our Alejandrina on account of higher charter rates during the six months period ended June 30, 2013, when compared with the same period of 2012.

Voyage and manufacturing expenses. In the three months ended June 30, 2013, voyage and manufacturing expenses of our River Business were $42.3 million, as compared to $21.0 million for the same period of 2012, an increase of $21.3 million. This increase is mainly attributable to $18.8 million incurred in the construction of barges for third parties in our Punta Alvear yard, coupled with a $2.6 million increase related to higher river transportation activity consistent with higher net tons transported.

In the six months ended June 30, 2013, voyage and manufacturing expenses of our River Business were $61.7 million, as compared to $39.9 million for the same period of 2012, an increase of $21.8 million, or 55%. This increase is mainly attributable to $18.4 million incurred in the construction of barges for third parties in our Punta Alvear yard, coupled with a $3.9 million increase related to higher activity consistent with higher net tons transported.

In the three months ended June 30, 2013, voyage expenses of our Offshore Supply Business increased $0.2 million from $0.8 million to $1.0 million mainly on account of the delivery of our UP Jade and UP Amber on May 22, 2012, and January 30, 2013, respectively.

In the six months ended June 30, 2013, voyage expenses of our Offshore Supply Business were $1.9 million, as compared to $2.0 million in the same period of 2012. This decrease of $0.1 million, or 6%, is primarily attributable to a $0.5 million one-time underperformance charge in 2012 of two of our PSVs in Brazil; partially offset by a $0.4 million increase related to the delivery of our UP Jade and UP Amber on May 22, 2012, and January 30, 2013, respectively.

In the three months ended June 30, 2013, voyage expenses of our Ocean Business were $6.1 million, as compared to $6.6 million for the same period of 2012, a decrease of $0.5 million, or 8%. This decrease is primarily attributable to a combined $0.4 million decrease in voyage expenses related to our Asturiano and Argentino.

In the six months ended June 30, 2013, voyage expenses of our Ocean Business were $11.8 million, as compared to $14.6 million for the same period of 2012, a $2.8 million decrease, or 19%. This decrease is primarily attributable to a $3.5 million decrease related to the transportation costs of the barges sold to a third party incurred during the first quarter of 2012; partially offset by a combined $0.8 million increase in voyage expenses attributable to our Asturiano and Argentino.

Running costs. In the three months ended June 30, 2013, running costs of our River Business were $16.4 million, as compared to $12.7 million in the same period of 2012, an increase of $3.7 million, or 29%. This increase in costs is mainly attributable to a larger river fleet consistent with larger volume carried and higher crew costs as well as higher operating costs measured in US dollars.

In the six months ended June 30, 2013, running costs of our River Business were $30.4 million, as compared to $24.1 million in the same period of 2012, an increase of $6.3 million, or 26%. This increase in costs is mainly attributable to a larger river fleet consistent with larger volume carried and higher crew costs as well as higher operating costs measured in US dollars.

In the three months ended June 30, 2013, running costs of our Offshore Supply Business were $10.3 million, as compared to $8.8 million in the same period of 2012, an increase of $1.5 million, or 17%. This increase in running costs is mainly attributable to a $0.8 million increase related to the operation of our UP Jade which entered into service with Petrobras on August 10, 2012, and to a $0.7 million increase related to the delivery from the shipyard of our UP Amber on January 30, 2013.

In the six months ended June 30, 2013, running costs of our Offshore Supply Business were $18.7 million, as compared to $17.4 million for the same period of 2012, an increase of $1.3 million, or 7%. This increase in running costs is mainly attributable to a $1.0 million increase in crewing costs mainly related to the operation of our UP Jade which entered into service with Petrobras on August 10, 2012.

In the three months ended June 30, 2013, running costs of our Ocean Business were $9.5 million, as compared to $9.0 million in the same period of 2012, an increase of $0.5 million, or 6%. This increase results mainly from higher maintenance and crewing costs of our Amadeo.

In the six months ended June 30, 2013, running costs of our Ocean Business were $18.5 million, as compared to $17.0 million in the same period of 2012, a $1.5 million increase, or 9%. This increase results mainly from higher maintenance and crewing costs of $0.8 million of our Amadeo coupled with a combined $0.7 million increase in running costs of the other vessels in our Ocean fleet.

Amortization of drydocking and intangible assets. Amortization of drydocking and intangible assets in the three months ended June 30, 2013, were $0.7 million as compared to $1.0 million in the same period of 2012, a $0.3 million decrease. This decrease is mostly related to the phasing out of the amortization charge from UP Esmeralda and UP Safira.

Amortization of dry dock and intangible assets in the six months ended June 30, 2013, were $1.5 million as compared to $2.1 million in the same period of 2012, a $0.6 million decrease, or 30%. This decrease is mostly related to the phasing out of the amortization charge from UP Esmeralda and UP Safira.

Depreciation of vessels and equipment. Depreciation increased by $0.2 million, or 1%, to $9.7 million in the three months ended June 30, 2013, as compared to $9.5 million in the same period of 2012. This variation is primarily attributable to a combined $0.4 million increase in depreciation of our UP Jade and UP Amber which were delivered to us on May 22, 2012, and January 30, 2013, respectively; partially offset by a reduction of $0.3 million in the depreciation charge of our Product Tanker Amadeo.

Depreciation of vessels and equipment increased by $0.1 million, to $19.1 million in the six months ended June 30, 2013, as compared to $19.0 million in the same period of 2012. This variation is primarily attributable to a combined $0.6 million increase in depreciation of our UP Jade and UP Amber which were delivered to us on May 22, 2012, and January 30, 2013, respectively; partially offset by a reduction of $0.6 million in the depreciation charge of our Product Tanker Amadeo.

Administrative and commercial expenses. Administrative and commercial expenses were $9.5 million in the three months ended June 30, 2013, as compared to $7.7 million in the same period of 2012, an increase of $1.8 million or 24%. This increase is mainly associated to a $0.9 million increase in legal and other fees, a $0.8 million increase in sales and other taxes mainly related to a higher level of activity in 2013 in the River business and by a $0.5 million increase in wages; partially offset by a decrease of $0.4 million in other administrative expenses.

Administrative and commercial expenses were $18.3 million in the six months ended June 30, 2013, as compared to $15.4 million in the same period of 2012, resulting in an increase of $2.9 million or 19%. This increase is mainly associated to a $1.8 million increase in sales and other taxes mainly related to a higher level of activity in 2013 in the River business, by a $0.9 million increase in legal and other fees and by a $0.6 million increase in wages; partially offset by $0.4 million in other administrative expenses.

Other operating income. Other operating income for the three months ended June 30, 2013, remained unchanged at $1.0 million as compared the same period of 2012.

Other operating income was $1.4 million in the six months ended June 30, 2013, as compared to other operating income of $6.7 million in the same period of 2012. This decrease of $5.3 million, or 79%, is mainly explained by a $2.6 million decrease in of the other operating income of our River Business mostly related to the sale of one pushboat during the first quarter of 2012 partially offset by an increase in export compensation agreements related to our barge building activity, by a combined decrease of $2.6 million in loss of hire compensation from insurers of our UP Jasper, UP Turquoise, UP Topazio and UP Rubi, in our Offshore Supply Business, and of our vessels Amadeo, Miranda I, Asturiano and Argentino, in our Ocean Business.

Operating profit (loss). Operating profit for the three months ended June 30, 2013, was $17.3 million, an increase of $13.9 million, or 410%, from $3.4 million for the same period of 2012. This increase is mainly attributable to a $14.2 million increase in the operating profit of our River Business; partially offset by a $0.3 million decrease in our Offshore Supply Business operating profit.

Operating profit for the six months ended June 30, 2012, was $19.2 million, an increase of $19.9 million from an operating loss of $0.7 million for the same period of 2012. This increase is mainly attributable to a $15.8 million increase in our River Business operating profit from a $5.2 million operating loss in the first half of 2012 to a $10.7 million operating profit for the same period of 2013, to a $3.1 million increase in our Offshore Supply Business operating profit from $8.5 million in the first half of 2012 to a $11.6 million in the same period of 2013, and to a $1.0 million decrease in our Ocean Business operating loss from a $4.1 million loss in the first half of 2012 to a $3.1 million loss in the same period of 2013.

Financial expense. Financial expense decreased $0.5 million to $8.3 million in the three months ended June 30, 2013, mainly as a result of the repayment of our $80.0 million Senior Convertible Notes on January 23, 2013, and by higher average debt balances during the three months ended June 30, 2012 as compared to the same period of 2013; partially offset by 20 days of our recently issued $200.0 million Senior Notes due 2021.

Financial expense decreased $1.9 million to $16.2 million in the six months ended June 30, 2013, mainly as a result of our $80.0 million Senior Convertible Notes on January 23, 2013, and by higher average debt balances during the six months ended June 30, 2012, as compared to the same period of 2013; partially offset by 20 days of our recently issued $200.0 million Senior Notes due 2021.

Financial loss on extinguishment of debt. Financial loss on extinguishment of debt for the three months ended June 30, 2013, was $0.2 million as compared to nil in the same period of 2012. This variation is attributable to the extinguishment of the last portion of our DVB-Natixis facility.

Financial loss on extinguishment of debt for the six months ended June 30, 2013, was $3.8 million as compared to nil in the same period of 2012. This variation is attributable to the extinguishment of our Convertible Bond, to the extinguishment of our DVB-NIBC facility and to the extinguishment of the last portion of our DVB-Natixis facility.

Foreign currency exchange gains (losses), net. For the three months ended June 30, 2013, we had foreign currency exchange gains of $5.2 million as compared to a $3.4 million loss in the same period of 2012. This $8.6 million variation is mainly attributable to cash foreign currency exchange gains in some of our subsidiaries, partially offset by the effect of our exposure to the fluctuation in the value of local currencies.

Foreign currency exchange gains for the six months ended June 30, 2013, was $11.4 million as compared to a $2.1 million loss in the same period of 2012. This $13.6 million variation is mainly attributable to cash foreign currency exchange gains in some of our subsidiaries and exchange differences affecting some River Business operating expenses, partially offset by the effect of our exposure to the fluctuation in the value of local currencies.

Income tax (expense) benefit. The income tax expense for the three months ended June 30, 2013, was $0.4 million compared to an income tax benefit of $4.4 million in the same period of 2012. This $4.8 million variation is mainly attributable to a $2.1 million charge attributable to a higher pretax income in our Argentinean subsidiary operating in the River and Ocean Business, to $1.0 million attributable to the exchange variance provision on our Brazilian subsidiary and $0.5 million attributable to a deferred income tax liability related to the accelerated depreciation scheme in Brazil in our Offshore Supply Business and to a $0.9 million decrease in the deferred income tax expense originated in intercompany barge sale activities.

The income tax expense for the six months ended June 30, 2013, was $2.0 million, compared to a benefit of $3.1 million in the same period of 2012. This $5.1 million variation is mainly attributable to a $3.2 million charge attributable to a higher pretax income in our Argentinean subsidiary operating in the River and Ocean Business, to $1.0 million attributable to the exchange variance provision on our Brazilian subsidiary and $0.5 million attributable to a deferred income tax liability related to the accelerated depreciation scheme in Brazil in our Offshore Supply Business, and to a $0.4 million decrease in the deferred income tax expense originated in intercompany barge sale activities.

Liquidity and Capital Resources

We are a holding company and operate in a capital intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank debt, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be subject to, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

At June 30, 2013, we had aggregate indebtedness of $624.9 million, consisting of $200.0 million aggregate principal amount of our 2021 Notes, $181.6 million aggregate principal amount plus accrued interest of our 2014 Notes (for which the Company had already set a redemption date for July 10, 2013 and which were fully repaid on such date), indebtedness of our subsidiary UP Offshore Apoio Maritimo Ltda. under a senior loan facility with DVB Bank AG, or DVB, of $6.4 million and $15.3 million under a loan facility with BNDES, indebtedness of our subsidiary UP Offshore (Bahamas) Ltd. of $43.8 million under two senior loan facilities with DVB and $32.5 million under an additional senior loan agreement with DVB and Banco Security as co-lenders, indebtedness of our subsidiary Ingatestone Holdings Inc. of $8.6 million under a senior loan facility with DVB (previously DVB and Natixis as co-lenders) and $40.2 million under a senior loan facility with DVB, NIBC and ABN Amro as co-lenders, indebtedness of our subsidiary Stanyan Shipping Inc. of $6.1 million under a senior loan facility with Natixis, indebtedness of our subsidiaries UABL Barges (Panama) Inc., Marine Financial Investment Corp., Eastham Barges Inc. and UABL Paraguay S.A. of $52.2 million in the aggregate under two senior loan facilities with IFC, indebtedness of our subsidiary UABL Paraguay S.A. of $13.0 million under a senior loan facility with OFID, and indebtedness of our subsidiaries UABL Paraguay S.A. and Riverpar S.A. of $23.5 million under a senior loan facility with IFC and OFID as co-lenders and accrued interest of $1.7 million.

At June 30, 2013, we had cash and cash equivalents on hand of $131.3 million plus $191.0 million in restricted cash (which included $182.1 million held at our account with the 2014 Notes' trustee to allow for the 2014 Notes redemption which took place on July 10, 2013, in accordance with such Notes Indenture) making a total of $322.3 million.

Operating Activities

In the six months ended June 30, 2013, cash flow provided by operations was $11.2 million compared to $3.3 million used in operations in the same period of 2012. Net income for the six months ended June 30, 2013, was $8.2 million as compared to a net loss of $18.8 million in the six months ended June 30, 2013, an increase of $27.0 million.

Cash flow from operating activities increased by $14.5 million to $11.2 million in the six months ended June 30, 2013, from a cash use of $3.3 million in the same period of 2012. This increase in cash flow from operations is mainly attributable to an aggregate increase of $27.6 million in the Gross Profit Contribution (defined as hire or freight revenues minus voyage expenses and running costs), or GPC, during the period resulting from an increase of $23.2 million in our GPC from our River Business mostly as a result of the increase in net tons transported as compared to the first half of 2012 when we suffered the adverse effects related to the drought and low river levels as well as a larger number of barges sold to third parties and to a GPC increase of $6.1 million from our Offshore Supply Business mostly related to the entry into operation of our UP Jade on August 10, 2012 and the improved performance of our PSVs UP Rubi, UP Topazio and UP Turquoise. This increase in GPC and a cash foreign currency exchange gain of $15.2 million were offset by a net increase in assets of $4.7 million (mostly due to inventory and supplies buildup) and by a net decrease in liabilities of $16.4 million explained mostly by decreases in accounts payable and customer advances period on period.

Investing Activities

During the six months ended June 30, 2013, we disbursed $5.2 million in the refurbishment of our Paraná Petrol, $3.2 million to fund the various drydocks in our fleet (including our Parana Petrol), $0.8 million in enhancements/additions to our Punta Alvear barge-building facility and $0.7 million in the re-engining and rebottoming programs and $0.5 million in our yard in Chaco I, in our River Business; $2.7 million to fund the delivery advance on our UP Amber and $2.5 million on our UP Pearl, and $0.1 million on our UP Onyx, in our Offshore Supply Business.

Financing Activities

Net cash flow from financing activities decreased $100.2 million from cash provided of $9.3 million in the six months ended June 30, 2012, to a cash use of $90.9 million in the same period of 2013. This decrease is mainly attributable to the $80.0 million prepayment of our Senior Convertible Notes, to $29.4 million additional cash used in early repayments of long term financial debt, to $8.3 million used in the repayment of a short-term credit facility with DVB, to a $7.5 million increase in scheduled repayments period on period and to an $8.4 million increase in cash used by other financing activities; partially offset by an increase in proceeds from long-term financial debt in our Offshore Supply Business of $22.9 million and by the net increase in cash of $10.5 million from the issuance of our 2021 Notes (after deducting issuance expenses and the increase in restricted cash of $182.1 million to redeem the 2014 Notes on July 10, 2013).

Future Capital Requirements

 Our near-term cash requirements are related primarily to funding operations, constructing new vessels, potentially acquiring other assets including second-hand ocean vessels, rebottoming some of our barges, funding the construction of barges in our new shipyard at Punta Alvear and replacing the engines in our line pushboats with new engines that burn heavy fuel which has been historically less expensive than the types of fuel currently used. We estimate that for the six month period ending December 31, 2013, we will invest between $3.9 million and $4.9 million in the construction of new barges and re-engining of our line pushboats, $0.2 million in the refurbishing and conversion of our Paraná Petrol, $1.2 million for the construction of one port pushboat, $0.7 million in upgrade works and new constructions in our Punta Alvear yard and combined $0.4 million in our fleeting area in Km. 456 and our new terminal in Paraguay. We currently estimate that the construction of new vessels that are currently on order in India will require additional funds of approximately $7.0 million (after deducting late delivery penalties that may be applied to the shipyard). We expect to disburse an aggregate amount between $4.8 to $5.8 million in drydock expenses, including the Paraná Petrol.

We may order additional vessels and or incur other capital expenditures which are not discussed above or contemplated at this time. The funds will be disbursed at various times over the next few years and, accordingly, are subject to significant uncertainty. We may in the future incur indebtedness to fund some of our other initiatives, which we are currently funding through our cash flow from operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Supplemental Information

The following tables reconcile our Adjusted Consolidated EBITDA to our net cash provided by (used in) for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
$(000)	2013	2012
Net cash provided by (used in) operating activities	$11,174	$(3,297)
Net cash (used in) investing activities	(11,203)	(21,952)
Net cash (used in) provided by financing activities	(90,871)	9,280

Net cash provided by (used in) operating activities	$11,174	$(3,297)

Plus

Adjustments

Increase / decrease in operating assets and liabilities	21,132	903
Expenditure for dry docking	3,186	3,909
Income taxes expenses	2,023	(3,140)
Financial expenses	16,230	18,117
Gain on sale of assets	--	3,557
Allowance for doubtful accounts	(958)	--
Net income attributable to non-controlling interest	(553)	(445)
Yard EBITDA from Touax barge sale	1,698	--
Other adjustments	(2,041)	(2,793)

Adjusted Consolidated EBITDA	$51,891	$16,811

The following tables reconcile our Adjusted Consolidated EBITDA to our segment operating (loss) profit for the six months ended June 30, 2013, and 2012, on a consolidated and a per segment basis:

	Six Months Ended June 30, 2013
$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$10,664	$11,636	(3,097)	19,203
Depreciation and amortization	11,727	5,395	3,401	20,523
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(302)	(553)	(17)	(872)
Loss on derivatives, net	--	(211)	--	(211)
Yard EBITDA from Touax barge sale	1,698	--	--	1,698
Exchange difference affecting segment operating expenses	3,205	--	--	3,205
Other net	--	--	18	18

Segment Adjusted EBITDA	$26,992	$16,267	305	43,564

Items not included in Segment Adjusted EBITDA
Financial income				87
Other financial income				8,240

Adjusted Consolidated EBITDA				$51,891

	Six Months Ended June 30, 2012

$(000)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(5,157)	$8,524	$(4,062)	$(695)
Depreciation and amortization	10,776	5,233	5,042	21,051
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(663)	(445)	(3)	(1,111)
Other net	(107)	(5)	(279)	(391)

Segment Adjusted EBITDA	$4,849	$13,307	$698	$18,854

Items not included in Segment Adjusted EBITDA
Financial income				80
Other financial expenses				(2,123)

Adjusted Consolidated EBITDA				$16, 811

 The use of the term "Adjusted Consolidated EBITDA" in the current filing is responsive to the US Securities and Exchange Commission Release No. 34-47226 wherefrom if the measurement being used excludes "non-cash charges" or other similar concepts other than strictly interest, taxes, depreciation and amortization, or were otherwise to depart from the definition of EBITDA as included in the aforementioned release, it should be called "Adjusted Consolidated EBITDA" rather than EBITDA.

Adjusted Consolidated EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt, premium paid for redemption of preferred shares and certain non-cash charges (including for instance losses on write-downs of vessels). We have provided Adjusted Consolidated EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a required disclosure to comply with a covenant contained in such Indenture governing the Company's 8.875% First Preferred Ship Mortgage due 2021 (the "Indenture"). We do not intend for Adjusted Consolidated EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted Consolidated EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted Consolidated EBITDA are available for management's discretionary use. Adjusted Consolidated EBITDA has limitations as analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported. These limitations include, among others, the following:

•	Adjusted Consolidated EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments,

•	Adjusted Consolidated EBITDA does not reflect changes in, or cash requirements for, our working capital needs,

•	Adjusted Consolidated EBITDA does not include income taxes, which are a necessary and ongoing cost of our operations,

•	Adjusted Consolidated EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts,

•	Adjusted Consolidated EBITDA does not reflect the amortization of dry docking, or the cash requirements necessary to fund the required dry docks of our vessels,

•
Although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted Consolidated EBITDA does not, therefore, reflect any cash requirements for such replacements, and

•	Adjusted Consolidated EBITDA can be affected by the lease rather than purchase of fixed assets.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements at June 30, 2013

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2013 (unaudited)	At December 31, 2012
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$131,315	$222,215
Restricted cash to redeem 2014 Senior Notes (Note 3)	182,115	-
Restricted cash	8,903	5,968
Accounts receivable, net of allowance for doubtful accounts of $2,321 and $1,916 in 2013 and 2012, respectively	46,954	36,487
Operating supplies and inventories	18,039	13,638
Prepaid expenses	6,807	5,973
Other receivables	26,575	22,532
Other current assets	-	177
Total current assets	420,708	306,990

NONCURRENT ASSETS

Other receivables	23,026	22,758
Restricted cash	1,466	1,464
Vessels and equipment, net	641,109	647,519
Dry dock	6,056	4,238
Investments in and receivables from affiliates	4,305	4,282
Intangible assets	713	801
Goodwill	5,015	5,015
Other assets	14,847	10,214
Deferred income tax assets	4,960	7,037
Total noncurrent assets	701,497	703,328
Total assets	$1,122,205	$1,010,318

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$31,826	$32,450
Customer advances	16,473	15,175
Payable to related parties	1,918	3,761
Accrued interest	1,703	4,858
2014 Senior Notes and accrued interest (Note 3)	181,620	-
Current portion of long-term financial debt	28,704	49,031
2017 Senior Convertible Notes (Note 3)	-	80,000
Other current liabilities	14,036	13,470
Total current liabilities	276,280	198,745

NONCURRENT LIABILITIES

Long-term financial debt	412,941	388,521
Deferred income tax liabilities	12,217	12,441
Other liabilities	1,084	2,026
Deferred gain	3,784	2,086
Total noncurrent liabilities	430,026	405,074
Total liabilities	706,306	603,819

EQUITY

Common stock, $0.01 par value: 250,000,000 authorized shares; 140,419,487 shares outstanding in 2013 and 2012	1,443	1,443
Additional paid-in capital	490,981	490,850
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(62,844)	(70,476)
Accumulated other comprehensive income (loss)	(1,528)	(2,578)
Total Ultrapetrol (Bahamas) Limited stockholders’ equity	408,564	399,751

Noncontrolling interest	7,335	6,748
Total equity	415,899	406,499
Total liabilities and equity	$1,122,205	$1,010,318

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2013	2012

REVENUES	$199,676	$144,035

OPERATING EXPENSES

Voyage and manufacturing expenses	(75,414)	(56,505)
Running costs	(67,620)	(58,485)
Depreciation and amortization	(20,523)	(21,051)
Administrative and commercial expenses	(18,323)	(15,437)
Other operating income, net	1,407	6,748
	(180,473)	(144,730)
Operating profit (loss)	19,203	(695)

OTHER INCOME (EXPENSES)

Financial expense	(16,230)	(18,117)
Financial loss on extinguishment of debt	(3,785)	-
Foreign currency exchange gains (losses), net	11,445	(2,123)
Financial income	87	80
Loss on derivatives, net	(211)	-
Investments in affiliates	(319)	(666)
Other, net	18	(391)
Total other income (expenses)	(8,995)	(21,217)
Income (loss) before income taxes	10,208	(21,912)

Income tax (expenses) benefit	(2,023)	3,140
Net income (loss)	8,185	(18,772)

Net income attributable to noncontrolling interest	553	445
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,632	$(19,217)

INCOME (LOSS) PER SHARE OF ULTRAPETROL (BAHAMAS) LIMITED - BASIC AND DILUTED	$0.05	$(0.65)

Basic weighted average number of shares	140,092,934	29,568,622
Diluted weighted average number of shares	140,275,792	29,568,622

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2013	2012

Net income (loss)	$8,185	$(18,772)

Other comprehensive income (loss):

Reclassification of net derivative loss to loss on derivatives, net	216	-
Reclassification of net foreign currency derivative gains to depreciation and amortization	(5)	(4)
Reclassification of net derivative losses on cash flow hedges to interest expense	525	440
Derivative income (losses) on cash flow hedges	348	(642)
	1,084	(206)
Income tax expense	-	-
	1,084	(206)
Comprehensive income (loss)	9,269	(18,978)

Comprehensive income attributable to noncontrolling interest	587	440
Comprehensive income (loss) attributable to Ultrapetrol (Bahamas) Limited	$8,682	$(19,418)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

	Ultrapetrol (Bahamas) Limited stockholders’ equity
Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total equity

December 31, 2011	30,011,628	$339	$272,302	$(19,488)	$(6,819)	$(2,037)	$5,874	$250,171

Compensation related to restricted stock granted	-	-	580	-	-	-	-	580
Net loss	-	-	-	-	(19,217)	-	445	(18,772)
Other comprehensive loss	-	-	-	-	-	(201)	(5)	(206)
June 30, 2012	30,011,628	$339	$272,882	$(19,488)	$(26,036)	$(2,238)	6,314	231,773

December 31, 2012	140,419,487	$1,443	$490,850	$(19,488)	$(70,476)	$(2,578)	$6,748	$406,499

Compensation related to restricted stock granted	-	-	131	-	-	-	-	131
Net income	-	-	-	-	7,632	-	553	8,185
Other comprehensive income	-	-	-	-	-	1,050	34	1,084
June 30, 2013	140,419,487	$1,443	$490,981	$(19,488)	$(62,844)	$(1,528)	$7,335	$415,899

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$8,185	$(18,772)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	19,067	18,974
Amortization of dry docking	1,368	1,989
Expenditure for dry docking	(3,186)	(3,909)
Debt issuance expense amortization	1,375	1,491
Financial loss on extinguishment of debt	3,785	-
Net losses from investments in affiliates	319	666
Allowance for doubtful accounts	958	-
Share - based compensation	131	580
Gain on sale of assets	-	(3,557)
Other	304	144
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(11,425)	(10,884)
Other receivables, operating supplies and inventories and prepaid expenses	(7,273)	(2,926)
Other	77	(991)
Increase (decrease) in liabilities:
Accounts payable	(497)	7,175
Customer advances	1,298	8,736
Other payables	(3,312)	(2,013)
Net cash provided by (used in) operating activities	11,174	(3,297)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment ($7,521 in 2013 for barges built, sold and leased-back)	(20,503)	(27,339)
Proceeds from disposal of assets, net ($9,300 in 2013 for barges sold and leased-back)	9,300	5,562
Other investing activities	-	(175)
Net cash (used in) investing activities	(11,203)	(21,952)

CASH FLOWS FROM FINANCING ACTIVITIES
Scheduled repayments of long-term financial debt	(17,832)	(10,321)
Early repayment of long-term financial debt	(31,200)	(1,849)
Prepayment of 2017 Senior Convertible Notes	(80,000)	-
Short-term credit facility repayments	(8,275)	-
Proceeds from 2021 Senior Notes, net of issuance costs	192,618	-
Increase in restricted cash to redeem 2014 Senior Notes	(182,115)	-
Proceeds from long-term financial debt	41,400	18,550
Other financing activities, net	(5,467)	2,900
Net cash (used in) provided by financing activities	(90,871)	9,280
Net decrease in cash and cash equivalents	(90,900)	(15,969)
Cash and cash equivalents at the beginning of year	222,215	34,096
Cash and cash equivalents at the end of the period	$131,315	$18,127

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements and should be read in conjunction herewith.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the six-month periods ended June 30, 2013 and 2012 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for containers, grain soybean, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, through our operations in the following three segments of the marine transportation industry.  In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company also has a shipyard that should promote organic growth and from time to time make external sales. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the coastal waters of Brazil and the North Sea.  In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and a container line service in the Argentine cabotage trade.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information.  The consolidated balance sheet at December 31, 2012, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Company uses the U.S. dollar as its functional currency. Receivables and payables denominated in foreign currencies are translated into U.S. dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month.  Certain subsidiaries enter into transactions denominated in currencies other than their functional currency.  Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in the unaudited condensed consolidated statement of operations in the period in which the currency exchange rate changes.

During the six-month period ended June 30, 2013, the Company performed through its subsidiaries several transactions at different exchanges rates between local currencies and U.S. dollars.  Pursuant to ASC 830,  these transactions when measured at the particular applicable exchange rate at which they were settled result in foreign currency exchange gains amounting to $15,200 in the unaudited condensed consolidated statement of operations for the six-month period ended June 30, 2013.

b)	Income (Loss) per share attributable to Ultrapetrol (Bahamas) Limited

Basic income (loss) per share attributable to Ultrapetrol (Bahamas) Limited is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted income (loss) per share attributable to Ultrapetrol (Bahamas) Limited reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares.  In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock and if-converted methods, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the conversion of all outstanding convertible notes.

For the six-month period ended June 30, 2012, the Company had a net loss and therefore the effect of potentially dilutive securities was antidilutive.

The following outstanding equity awards are not included in the diluted net income (loss) per share attributable to Ultrapetrol (Bahamas) Limited calculation because they would have had an antidilutive effect:

	For the six month periods ended June 30, (unaudited)
	2013	2012

Stock options	348,750	348,750
Restricted stock	-	680,000
Convertible debt	-	13,051,000
Total	348,750	14,079,750

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Ultrapetrol (Bahamas) Limited:

	For the six month periods ended June 30, (unaudited)
	2013	2012

Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,632	$(19,217)

Basic weighted average number of shares	140,092,934	29,568,622
Effect on dilutive shares-- Options and restricted stock	182,858	-

Diluted weighted average number of shares	140,275,792	29,568,622

Basic and diluted income (loss) per share attributable to Ultrapetrol (Bahamas) Limited	$0.05	$(0.65)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Comprehensive income (loss)

The components of accumulated other comprehensive income (loss) in the condensed consolidated balance sheets were as follows:

	At June 30, 2013 (unaudited)	At December 31, 2012

Unrealized net losses on interest rate collar	$(1,482)	$(1,958)
Unrealized net losses on interest rate swap	(190)	(803)
Unrealized net gains on EURO hedge	132	137
Accumulated other comprehensive income (loss)	(1,540)	(2,624)

Amounts attributable to noncontrolling interest	(12)	(46)
Amounts attributable to Ultrapetrol (Bahamas) Limited	$(1,528)	$(2,578)

3.	REDEMPTION OF NOTES

a)	Redemption of 9% First Preferred Ship Mortgage Notes due 2014 (the “2014 Senior Notes”)

On November 24, 2004 the Company completed a debt offering of $180,000 of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S.

In the first quarter of 2005 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes be eligible for trading in the public markets.

On June 10, 2013, the Company communicated to the Trustee its decision to redeem all of its 2014 Senior Notes amounting $180,000 at a redemption price of 100% plus accrued interest to the redemption date, which was July 10, 2013, in accordance with the provisions of the 2014 Senior Notes Indenture.

Also, on June 10, 2013, the Company transferred to the Trustee $182,115, which corresponds to the principal amount of all of the 2014 Senior Notes amounting $180,000 plus accrued interest to the redemption date (July 10, 2013) amounting $2,115. At June 30, 2013, the Company disclosed the amount transferred to the Trustee as current assets in the unaudited condensed consolidated balance sheet under the caption “Restricted cash to redeem 2014 Senior Notes”.

Consequently, at June 30, 2013, the 2014 Senior Notes and accrued interest of $181,620 are disclosed on the Company´s unaudited condensed consolidated balance sheet as current liabilities under the caption “2014 Senior Notes and accrued interest”.

At December 31, 2012, the 2014 Senior Notes are disclosed on the Company´s consolidated balance sheet as long-term financial debt.

Subsequent event

On July 10, 2013, the Company repaid $180,000 plus accrued interest to that date of its 2014 Senior Notes, and the Company expects to record, in the third quarter 2013 results, a loss on extinguishment of debt of approximately $1,700.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Redemption of 7.25% Convertible Senior Notes due 2017 (the “2017 Senior Convertible Notes”)

On December 23, 2010, the Company completed the sale of $80,000 aggregate principal amount of its 7.25% Convertible Senior Notes due 2017 (the "2017 Senior Convertible Notes") through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The Convertible Notes were senior and unsecured obligations of the Company. Interest on the 2017 Senior Convertible Notes was payable semi-annually on January 15 and July 15 of each year. Unless earlier converted, redeemed or repurchased, the 2017 Senior Convertible Notes were due on January 15, 2017.

Upon a fundamental change occurring, as defined in the 2017 Senior Convertible Notes Indenture, each holder of the 2017 Senior Convertible Notes, shall have the right to require the Company to repurchase the 2017 Senior Convertible Notes in cash at a price equal to 100% of the principal amount of the 2017 Senior Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

As a result of the successful completion of the transaction with Sparrow in December 2012, a fundamental change (as defined in the Indenture) occurred on December 12, 2012, and each holder of the 2017 Senior Convertible Notes had the repurchase right described above.

On December 21, 2012, the Company commenced a tender offer to repurchase up to $80,000 of the 2017 Senior Convertible Notes at par plus accrued and unpaid interest in accordance with the fundamental change repurchase procedure as specified in the 2017 Senior Convertible Notes Indenture. The tender offer began on December 21, 2012 and expired on January 22, 2013.

As of December 31, 2012, the Company included the outstanding principal amount of the 2017 Senior Convertible Notes of $80,000 as current liabilities.

On January 23, 2013, the Company repaid $80,000 of its 2017 Senior Convertible Notes and during the six-month period ended June 30, 2013, the Company recorded a financial loss on extinguishment of debt of $2,821 which was included in the accompanying unaudited condensed consolidated statement of operations.

4.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2013 and December 31, 2012 were as follows:

	At June 30, 2013 (unaudited)	At December 31, 2012

Ocean-going vessels	$120,546	$115,375
River barges and pushboats	411,926	411,820
PSVs	245,527	223,032
Advances for PSV construction	36,455	53,496
Furniture and equipment	12,433	11,822
Building, land, operating base and shipyard	55,829	54,902
Total original book value	882,716	870,447
Accumulated depreciation	(241,607)	(222,928)
Net book value	$641,109	$647,519

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

For the six-month periods ended June 30, 2013 and 2012, depreciation expense was $19,067 and $18,974, respectively.

As of June 30, 2013, the net book value of the assets pledged as a guarantee of our long term financial debt was $396,000.

River Business

During the six-month period ended June 30, 2013, the Company built, sold and leased back, ten river barges for $9,300 with a lease term of 10 years.  Gains of $1,779 related to the sale-lease back were deferred and are being amortized over the minimum lease period.

During the six-month period ended June 30, 2012, eight barges had been built in our own shipyard in Punta Alvear, Argentina for a total cost of $8,598.

In February 2012, the Company sold and delivered one river pushboat, for a total sale price of $3,850 and Ultrapetrol recognized a gain on the sale of this vessel of $3,564.

Offshore Supply Business

On February 21 and September 13, 2007, UP Offshore (Bahamas) Ltd. (our holding company in the Offshore Supply Business) signed shipbuilding contracts with a shipyard in India for construction of four PSVs with a combined cost of $88,052, with contracted deliveries extended to 2013.  The purchase price is to be paid in five installments of 20% of the contract price each, prior to delivery.  On May 22, 2012, we took delivery of the first Indian PSV UP Jade and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery.  On January 30, 2013, we took delivery of the second Indian PSV UP Amber and we paid the fifth installment net of a reduction of $1,800 in the contract price in connection with the penalty for its late delivery. As of June 30, 2013, UP Offshore (Bahamas) Ltd. had paid installments on these contracts totaling $33,100, which are recorded as Advances for PSV construction.

As of June 30, 2013, the Company had remaining commitments of $10,900 on non-cancellable contracts for the construction of two PSVs in India scheduled for delivery during 2013 and first half of 2014.

Subsequent event

Noncontrolling interest acquisition

On July 5, 2013, we entered into a Share Purchase Agreement with Firmapar Corp. (the "Offshore SPA"), the then owner of 5.55% of shares in UP Offshore (Bahamas) Limited, our holding company in the Offshore Supply Business. Through the Offshore SPA we agreed to purchase from Firmapar Corp. the 2,500,119 shares of common stock of UP Offshore (Bahamas) Limited that we did not own. On July 25, 2013, we paid $10,250 to Firmapar in consideration for such shares. As of such date, we own 100% of the common stock of UP Offshore (Bahamas) Limited.

Delivery of UP Pearl

On August 12, 2013, we took delivery of the third Indian PSV UP Pearl and we paid $893 to the yard after allowing for the reduction of $1,800 in the contract price in connection with the penalty for its late delivery as well as certain other sums advanced to the yard.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

5.	LONG-TERM DEBT

Balances of long-term financial debt at June 30, 2013 and December 31, 2012:

				At June 30, 2013 (unaudited)				At December 31, 2012
	Financial institution /			Nominal value
Borrower	Other	Due-year		Current		Noncurrent	Total	Total

Ultrapetrol (Bahamas) Ltd.	Private Investors	June 2021		$-		$200,000	$200,000	$-
Ultrapetrol (Bahamas) Ltd.	Private Investors	-		-		-	-	180,000
Ultrapetrol (Bahamas) Ltd.	Private Investors	-	(1)	-		-	-	-
UP Offshore Apoio Marítimo Ltda.	DVB AG	Through 2016		900		5,500	6,400	6,850
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016		4,300		27,500	31,800	42,225
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017		2,000		10,000	12,000	13,000
UP Offshore (Bahamas) Ltd.	DVB SE + Banco Security	Through 2018		3,333		29,167	32,500	34,166
Ingatestone Holdings Inc.	DVB AG	-		2,019		6,606	8,625	13,800
Ingatestone Holdings Inc.	Natixis	-		-		-	-	5,175
Ingatestone Holdings Inc.	DVB SE + NIBC	-		-		-	-	20,850
Ingatestone Holdings Inc.	DVB NV + NIBC + ABN Amro	Through 2017		4,470		35,749	40,219	-
UP Offshore Apoio Marítimo Ltda.	BNDES	Through 2027		1,110		14,153	15,263	15,818
Stanyan Shipping Inc.	Natixis	Through 2017		1,108		4,984	6,092	6,546
Hallandale Commercial Corp.	Nordea	-		-		-	-	5,644
UABL Paraguay S.A.	IFC	Through 2020		2,174		19,565	21,739	22,826
UABL Paraguay S.A.	OFID	Through 2020		1,304		11,739	13,043	13,695
UABL Barges and others	IFC	Through 2020		3,044		27,391	30,435	31,957
UABL Paraguay S.A. and Riverpar S.A.	IFC	Through 2021		1,765		12,353	14,118	15,000
UABL Paraguay S.A. and Riverpar S.A.	OFID	Through 2021		1,177		8,234	9,411	10,000
At June 30, 2013				$28,704	(2)	$412,941	$441,645
At December 31, 2012				$49,031		$388,521		$437,552

(1)	On January 23, 2013, the Company repaid the 2017 Senior Convertible Notes. See Note 3.b).
(2)
Excludes the 2014 Senior Notes which were disclosed as current liabilities in the unaudited condensed consolidated balance sheet under the caption “2014 Senior Notes and accrued interest”.  See Note 3.a).

8.875% First Preferred Ship Mortgage Notes due 2021 (the “2021 Senior Notes”)

On May 30, 2013, the Company completed the Offering of $200,000 of 8.875% First Preferred Ship Mortgage Notes due 2021 (the "2021 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S. The net proceeds of the offering were used to repay in full on July 10, 2013, the 2014 Senior Notes or $180,000, and for general purpose.

Interest on the 2021 Senior Notes is payable semi-annually on June 15 and December 15 of each year. The 2021 Senior Notes are senior obligations guaranteed by certain of the Company's subsidiaries. The Notes are secured by first preferred ship mortgages on four ocean vessels, 14 pushboats and 335 river barges.

The 2021 Senior Notes are subject to certain covenants, including, among other things, limiting the parent's and subsidiary guarantors’ ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, make investments or sell assets, under certain conditions.

Upon the occurrence of a change of control event, each holder of the 2021 Senior Notes shall have the right to require the Company to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Although Ultrapetrol (Bahamas) Limited, the parent company, is the issuer of the 2021 Senior Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On May 23, 2013, IFC and OFID waived certain covenants under the loan agreements and corresponding guarantee agreements. The waivers permitted the creation of additional security and the non-compliance with certain release priorities of IFC's and OFID’s securities under the loan and guarantee agreements all in connection with and for the purpose of permitting the refinancing of the 2014 Senior Notes and issuance the 2021 Senior Notes. In addition, IFC and OFID issued a release of mortgages and certain other assignments under the loan agreements, in order to meet the additional security and guarantee requirements of the 2021 Senior Notes.

Subsequent event

On August 1, 2013, the Company filed a registration statement on Form F-4 with the SEC to register substantially identical senior notes to be exchanged for the 2021 Senior Notes pursuant to a registration rights agreement, to allow the 2021 Senior Notes be eligible for trading in the public markets.

Revolving credit facility of up to $40,000

On May 31, 2013, we entered into a loan agreement with DVB Bank SE for a $40,000 reducing, revolving credit facility. The commitment under this revolver decreases quarterly by $1,250 or $5,000 per year. The facility bears interest at LIBOR plus 3% (or lender's cost of funds, if the lenders in their discretion determine that LIBOR is not representative of such costs). A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.95% per annum. No drawdowns have been made under the facility to date.

Senior secured term loan facility with DVB Bank AG (DVB AG) and Natixis of up to $93,600

On June 24, 2008 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc. and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured term loan facility of up to $93,600 with DVB AG and Natixis (the "Banks"), as co-lender, to finance the construction and delivery of our PSVs being built in India (UP Jade, UP Amber, UP Pearl and UP Onyx).

At March 31, 2012, the advances under Tranche A of the loan were $34,500 ($17,250 per Bank).

On May 9, 2012, the Borrower, the Guarantors and the Banks signed a third amendment to the loan agreement. In connection with this amendment, all the amounts borrowed by Natixis or $17,250 shall be paid on or before December 31, 2012, further extended to March 28, 2013 and all of the remaining commitments of this term loan facility by Natixis were cancelled.

On March 28, 2013 the Company repaid $10,350 ($5,175 to each Bank) related with our PSV UP Amber advances.

At June 30, 2013, the outstanding principal balance under this loan agreement was $8,625 related with the advances of the loan to finance the construction of our PSVs UP Pearl and UP Onyx made by DVB AG.

During the six-month period ended June 30, 2013, the Company recorded a financial loss on extinguishment of debt of $345, which was included in the accompanying unaudited condensed consolidated statement of operations.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Senior secured post delivery term loan facility with DVB Bank SE (DVB SE) and NIBC Bank NV of up to $42,000

On October 22, 2012 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $42,000 with DVB SE and NIBC Bank NV (the "Lenders") for the purpose of partially financing or refinancing our PSVs named UP Jade and UP Amber.

The loan facility was divided into two tranches, each in the aggregate amount of up to $21,000.

The tranche of the loan facility in respect of the refinancing of the PSV UP Jade was drawn down in an amount of $20,850 on October 29, 2012.

On January 24, 2013 the Company terminated this senior secured post delivery term loan facility and prepaid the outstanding balance of $20,850 with borrowings from its senior secured post delivery term loan facility with DVB Bank America, NIBC and ABN Amro, described below.

During the six-month period ended June 30, 2013, the Company recorded a financial loss on extinguishment of debt of $619, which was included in the accompanying unaudited condensed consolidated statement of operations.

Senior secured post delivery term loan facility with DVB Bank America NV (DVB Bank America),  NIBC Bank NV (NIBC) and ABN Amro Capital USA LLC (ABN Amro) of up to $84,000

On January 18, 2013 Ingatestone Holdings Inc., as Borrower, and UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc, Springwater Shipping Inc and Woodrow Shipping Inc. (all of these our subsidiaries in the Offshore Supply Business) and Ultrapetrol (Bahamas) Limited, as joint and several Guarantors, entered into a senior secured post delivery term loan facility of up to $84,000 with DVB Bank America, NIBC and ABN Amro (the "Lenders") with the purpose of refinancing the advances made for our PSVs named UP Jade, UP Amber, UP Pearl and UP Onyx of the DVB SE and Natixis and DVB SE and NIBC long-term facilities.

The loan facility is divided into four tranches, each in the aggregate amount of up to the lesser of $21,000 and 60% of the fair market value of the PSV to which such tranche relates.

A quarterly commitment fee is payable based on the average undrawn amount of the committed amount at a rate of 1.60% per annum.

The tranche of the loan facility in respect of the refinancing of the PSV UP Jade was drawn down in the amount of $20,850 on January 24, 2013.

Each tranche of the loan facility in respect of the financing of the acquisition of each of the UP Amber, UP Pearl and UP Onyx from the shipyard shall be divided into two advances which shall be made available to the Borrower as follows:

-	The first advance of each such tranche shall be made available to the Borrower in the amount of up to $5,000 on the earlier of the delivery date of the ship and October 31, 2013,

-
The second advance of each such tranche shall be made available to the Borrower in the amount of up to $16,000 not later than the earlier of the date which is six months after the delivery date of the ship and October 31, 2013, provided that the UP Amber, UP Pearl and UP Onyx have obtained employment of not less than 3 years with a charterer on terms and conditions acceptable to the Lenders.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

On March 28, 2013 and June 28, 2013, the Company drew down $5,000 and $15,550, respectively, related with the tranche of the loan to financing the acquisition of our PSV UP Amber.

At June 30, 2013, the outstanding principal balance under this loan agreement was $40,219.

Senior secured term loan with Nordea Bank Finland PLC (Nordea Bank) of $20,200

On November 30, 2007, Hallandale Commercial Corp. (our wholly owned subsidiary in the Ocean Business and the owner of the Amadeo) as Borrower, Ultrapetrol (Bahamas) Ltd., as Guarantor, and Tuebrook Holdings Inc. (our wholly owned subsidiary in the Ocean Business and the holding company of Hallandale Commercial Corp.), as Pledgor, entered into a $20,200 loan agreement with Nordea Bank for the purpose of providing post delivery financing of the vessel.

On December 28, 2012 the Borrower, the Guarantor, the Pledgor and Nordea Bank amended the loan agreement. In connection with this amendment the margin was increased from 1.50% to 3.00% per annum, the change of control provisions was modified to include Sparrow into the definition, the final maturity date of the loan was changed to April 15, 2013 and Nordea Bank waived the Guarantor compliance requirement with the EBITDA to interest expense ratio until the maturity date.

On April 15, 2013, the Company repaid in full the total outstanding of $5,252 of this senior secured loan.

6.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Claims in Paraguay

UABL – Ciudad del Este Customs Authority

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period.  This matter was referred to the Central Customs Authority of Paraguay.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $500 and has applied a fine of 100% of this amount.  On November 24, 2006, the court confirmed that UABL were not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue under consideration where the Company claims to be equally non-liable.

On March 26, 2009, the Tax and Administrative Court decided that UABL was not liable for the third issue under discussion (the tax base used by UABL's entities to calculate the applicable withholding tax). On April 2, 2009, the Paraguayan Tax Authorities appealed the Tax and Administrative Court’s decision. On September 22, 2010 the Paraguayan Supreme Court revoked the March 26, 2009, ruling of the Tax and Administrative Court and confirmed the decision of the Paraguayan Undersecretary for Taxation.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

For the year ended December 31, 2010 the Company recorded a charge totaling $1,294 for the full and final settlement of this claim.

In parallel with this ruling the Office of the Treasury Attorney initiated an action in respect of the other two issues concerned in this litigation (which had been terminated on November 24, 2006, with the admission of Central Tax Authorities that no taxes were due for these two issues and the consequent dropping of the action by the plaintiffs) to review certain formal aspects of the case on the grounds that the Paraguay Customs Department did not represent the interests of Paraguay. UABL submitted a defense in relation to the action commenced by the Office of the Treasury Attorney. Subsequently, the Office of the Treasury Attorney filed a response with regard to our defense. The evidentiary stage of the proceedings has concluded and a decision of the Court is pending. Aside from the mentioned procedures, the Customs Authorities of Paraguay have reopened the proceedings against UABL S.A., UABL Paraguay S.A. and Yataity S.A. in connection with the possible reopening of the case pending a decision of the reopening of the case in court.  Counsel notified the Customs to hold the proceedings until such decision of the court is received and also contest any new investigation into the matter on the grounds that the action is time barred.  In one of those reopened proceedings the Customs Authorities of Paraguay made a wrong determination of the taxes owe and fines and upon UABL’s request through the submission of a remedy such customs authorities issued a final resolution on August 8, 2012 with a revised adjustment, where they found UABL S.A., UABL Paraguay S.A. and Yataity S.A. liable to pay approximately $400 subject to a fine of 100% of that amount.  Having ended the administrative proceedings, on August 10, 2012 UABL commenced judicial proceedings to obtain a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact a court judgment to rule off the erroneous decision of the Customs Authorities based on the fact the sum of $400 was duly paid and that no fine should then be imposed. We have been advised by UABL's counsel in the case that there is only a remote possibility that the Paraguayan Courts would find UABL liable for any of these taxes or fines still in dispute or that the final outcome of these proceedings could have a material adverse impact on the consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. - Paraguayan Customs Asunción

On April 7, 2009, the Paraguayan Customs in Asunción commenced administrative proceedings against UABL Paraguay S.A. alleging infringement of Customs regulations (smuggling) due to lack of submission of import clearance documents in Paraguay for some bunkers purchased between January 9, 2007 and December 23, 2008 from YPF S.A. in Argentina.  Since those bunkers were purchased for consumption on board pushboats, UABL Paraguay S.A. submitted a defense on April 23, 2009, requesting the closing of those proceedings based on the non-infringement of Customs regulations; however the proceedings were not closed. On August 21, 2009, as part of the evidence to be rendered in the Customs proceedings UABL Paraguay S.A. submitted a technical report of the Paraguayan Coast Guard stating that all parcels of bunkers purchased by UABL Paraguay S.A. from YPF S.A. were consumed onboard the push boats. We were advised that the Paraguayan Customs in Ciudad del Este also commenced administrative proceedings against UABL Paraguay S.A. for the same reasons as the Customs in Asuncion; however those proceedings have been suspended. Customs Authorities appraised the bunkers and determined the corresponding import tax and fine to be $2,000. On March 22, 2010 the Customs in Asuncion issued their ruling on the matter imposing a fine of Gs. 54.723.820 (approximately $12), and UABL Paraguay S.A. will be paying the fine with the aim to end these proceedings. In parallel with this ruling the denouncing parties in Ciudad del Este submitted remedies against the decision of Customs in Asuncion arguing that such ruling was taken without bringing both dossiers together. Our legal counsel has recently advised that the Director of Customs in Asuncion decided to render null the ruling dated March 22, 2010 and ordered evidence to be filed in respect of years 2003 to 2006 before issuing the final ruling.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

In a similar manner, on September 20, 2010 the Paraguayan Customs in Asuncion received a complaint against UABL Paraguay S.A. alleging infringement of Customs regulations due to lack of submission of import clearance documents in Paraguay for bunkers purchased during 2009 and 2010, from YPF S.A. in Argentina.  UABL Paraguay S.A. submitted its defense together with all documents related to the bunker purchases.

Our legal counsel is of the opinion that remedies will be rejected and therefore that there is only a remote possibility that UABL Paraguay S.A. will finally be found liable for any such taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

Oceanpar S.A. and UABL Paraguay S.A. - Customs investigation in connection with reimportation of barges subject to conversion

Oceanpar S.A. was notified of this investigation on June 17, 2011. The matter under investigation is whether UABL Paraguay S.A. paid all import taxes and duties corresponding to the reimportation of barges submitted to conversion in foreign yards. On June 24, 2011 Oceanpar S.A. and UABL Paraguay S.A. submitted the evidence of all payments effected in 2008 corresponding to the reimportation of these barges. The evidentiary stage of the proceedings was concluded and the Customs issued its ruling on the matter imposing a fine of Gs. 2.791.514.822 (approximately $605). Oceanpar S.A. and UABL Paraguay S.A. made an administrative submission asking for a reconsideration of the decision, which was rejected on June 18, 2013. On July 18, 2013, Oceanpar S.A. and UABL Paraguay S.A. commenced judicial proceedings in order to appeal the said decisions. Our local counsel has advised that there is only a remote possibility that these proceedings will have a material adverse impact on our consolidated financial position or results of operations of the Company.

UABL Paraguay S.A. - Paraguayan Tax Authority

On December 15, 2011, as a result of a previous investigation, the Paraguayan Tax Authorities gave notice that UABL Paraguay S.A. would have improperly used some fiscal credit and suggested some rectifications to be made. The aforementioned tax authorities also informed that UABL Paraguay S.A. may owe taxes due to differences in the rate applied to certain fiscal remittance incomes related to the operation of some barges under leasing. We believe that this finding is erroneous and UABL Paraguay S.A. commenced administrative proceedings on December 23, 2011, in order to refute the said findings and formally replied to all of the allegations upon which the finding was made. A decision of the administrative authorities is now pending.  The potential amount in dispute has not been calculated yet but it should not exceed approximately $3,000. The proceedings are purely administrative at this point and if the tax authorities should decide to insist with their opinion the Company intends to contest the same in a judicial court. Our local counsel has advised that there is only a remote chance that these proceedings, when ultimately resolved by a judicial court, will have a material adverse impact on our consolidated financial position or results of operations of the Company.

Obras Terminales y Servicios S.A. - Judicial Administration

On August 16, 2009, Mrs. Maria L. Rodriguez-Mendieta (hereinafter the "Plaintiff") commenced legal proceedings in Ciudad del Este, Paraguay against Obras Terminales y Servicios S.A. (hereinafter "OTS"), UABL Terminals (Paraguay) S.A., a Company in which we indirectly own fifty percent and which own a terminal that we operate under a lease in our River Business, certain directors and representatives in our River Business, and some of Mr.Abadie's successors and assigns. The Plaintiff alleges to be the holder of 50% of the capital stock of OTS that belongs to the Abadie family. OTS is

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

the Company's 50% subsidiary that owns Tres Fronteras terminal. On August 21, 2009, the competent court granted an injunction to intervene OTS by appointing a Judicial Manager who replaced OTS' board of directors, while the appeal of this injunction is still pending such a court decision continues in effect. The Plaintiff is arguing that an extraordinary shareholders meeting of OTS held in 2005 resolved to increase the capital stock and consequently the whole of OTS' shares certificates were substituted prejudicing her rights since her shares certificates were neither cancelled nor substituted by new certificates. The Plaintiff is requesting the Paraguayan court: a) to recognize her capacity of shareholder of OTS in substitution of the Abadie family; b) payment of dividends; c) nullity of some legal acts; and d) removal of OTS' managers. All defendants have submitted their defenses before the competent court, however due to several motions and preceding exceptions, the evidence stage has not been reached yet. We have been advised by local counsel that if the Plaintiff succeeds in her plead, it will only affect the Abadie family without causing any financial material adverse effect on the remaining 50% capital stock of OTS that belongs to UABL Terminals (Paraguay) S.A.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority ("Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización") issued a notice in the Bolivian press advising that UABL International S.A. would owe taxes to that authority. On June 18, 2007, legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes (value added tax, transaction tax and income tax) that UABL International S.A. would owe to them in the amount of approximately $5,800 (including interest and fines). On October 10, 2007, legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned.

On August 1, 2008, UABL International S.A. was served with a notice informing that the Bolivian Tax Authorities had replied to the lawsuit started by us. On August 22, 2008 a hearing and judicial inspection took place at Puerto Quijano, Bolivia. On August 30, 2008 both parties submitted their arguments to the judge, completing this part of the case.  On August 12, 2009, UABL International S.A. was served with the judgment of the Bolivian court deciding in favor of the Bolivian tax authorities. On August 22, 2009, UABL International S.A. submitted an appeal to the lower court judgment to which Bolivian tax authorities have contested.  The Court of appeal confirmed the judgment of the Lower Court.  UABL International S.A. has submitted a cassation appeal (an appeal on points of law) before the Bolivian Supreme Court, who after we ceased to be the owner of UABL International S.A. we understand confirmed the judgment of the Lower Court.

On June 26, 2008, the same Bolivian court ordered a preemptive embargo against all barges owned by UABL International S.A. that may be registered in the International Bolivian Registry of Ships, or RIBB. According to Company's local counsel this preemptive embargo under Bolivian law has no effect over the right to use its assets nor does it have any implication over the final decision of the court, the substance of the matter and in this case it is ineffective since UABL International S.A. did not have any assets owned by it registered in the RIBB. The shares of UABL International S.A. have ceased to belong to our Company and we have been advised by legal counsel that there is only a remote possibility that we would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the consolidated financial position or results of operations of the Company.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

c)	Ultrapetrol S.A. – Argentine Secretary of Industry and Argentine Customs Office

On June 24, 2009, Ultrapetrol S.A. (hereinafter "UPSA") requested to the Argentine Secretary of Industry, an authorization to re-export some unused steel plates that had been temporarily imported for industrialized conversion by means of vessels repairs. The total weight of those steel plates was 473 tons and their import value was approximately $370. The request of UPSA to the Secretary of Industry was based on the cancellations made by some related shipping companies that had formerly requested repair services for their vessels. Such repairs cancellations prevented UPSA to conduct the industrialized conversion of the above referred steel plates. On August 7, 2009, since UPSA commenced negotiations with two shipping companies for repairing some of their vessels, a time extension was requested to the Argentine Secretary of Industry, and alternatively it was also requested to grant the previously requested authorization to re-export the steel plates without industrialized conversion. On January 21, 2010, the competent authority rejected the time extension request and did not resolve the alternative authorization request. On February 25, 2010, UPSA made an administrative submission asking for a reconsideration of the decision, which was rejected on April 27, 2010. On November 4, 2011, UPSA submitted an administrative appeal before the Ministry of Industry, and its decision is still pending. In the event that steel plates cannot be exported, payable import duties and Customs' charges would amount to approximately $900, however in case of payment UPSA would have offsetting-tax credits amounting to approximately $300. We have been advised by local counsel that there is a positive prospect of obtaining the requested authorization for re-exporting the steel plates and we don't expect the resolution of these administrative proceedings to have a material adverse impact on the consolidated financial position or results of operations of the Company.

7.	FINANCIAL INSTRUMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company’s liabilities as of June 30, 2013 that are measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3
Current liabilities:
-Interest rate collar (included in other liabilities)	-	718	-
-Interest rate swaps (included in other liabilities)	-	349	-
Noncurrent liabilities:
-Interest rate collar (included in other liabilities)	-	764	-
-Interest rate swaps (included in other liabilities)	-	320	-

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The estimated fair value of the Company’s other financial assets and liabilities as of June 30, 2013 were as follows:

	Carrying amount (unaudited)	Estimated fair value (unaudited)
ASSETS

Cash and cash equivalents	$131,315	$131,315
Restricted cash to redeem 2014 Senior Notes	182,115	182,115
Restricted cash (current and noncurrent portion)	10,369	10,369

LIABILITIES

2014 Senior Notes and accrued interest	$181,620	$181,620
Long term financial debt (current and non-current portion – Note 5) (1)	441,645	441,645

(1)	The fair value of long term financial debt is measured using Level 2 fair value inputs.

The carrying value of cash and cash equivalents and restricted cash approximates fair value. The fair value of long-term financial debt was estimated based upon quoted market prices or by using discounted cash flow analyses based on estimated current rates for similar types of arrangements.  Generally, the carrying value of variable interest rate debt, approximates fair value.  It was not practicable to estimate the fair value of the Company’s investments in 50% or less owned companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.  Considerable judgment was required in developing certain of the estimates of fair value and accordingly the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

8.	DERIVATIVE INSTRUMENTS AND HEDGING STRATEGIES

Liabilities arising from outstanding derivative positions are included in the accompanying unaudited condensed consolidated balance sheets as other liabilities, as follows:

	At June 30, 2013 (unaudited)
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$718	$764
Interest rate swaps (cash flow hedge)	349	320
	$1,067	$1,084

	At December 31, 2012
	Current other liabilities	Noncurrent other liabilities
Derivatives designated as hedging instruments
Interest rate collar (cash flow hedge)	$722	$1,235
Interest rate swaps (cash flow hedge)	348	791
	$1,070	$2,026

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The Company evaluates the risk of counterparty default by monitoring the financial condition of the financial institutions and counterparties involved, by primarily conducting business with large, well-established financial institutions and international traders, and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its counterparties.

CASH FLOW HEDGE

INTEREST RATE COLLAR AGREEMENT

On May 7, 2010, through UABL Limited, our holding subsidiary in the River Business, we entered into an interest rate collar transaction with International Finance Corporation (IFC) through which we expect to hedge our exposure to interest volatility under our financings with IFC and OFID from June 2010 to June 2016. The initial notional amount is $75,000 (subsequently adjusted in accordance with the amortization schedule under these financings), with UABL Limited being the USD Floor Rate seller at a floor strike rate of 1.69%, and IFC being the USD Cap Rate seller at a cap strike rate of 5.00%. This contract qualifies for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of this agreement equates to the amount that would be paid or received by the Company if the agreement were cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of June 30, 2013, the total notional amount of the interest rate collar is $65,217.

INTEREST RATE SWAP AGREEMENTS

Through our subsidiaries in the Offshore Supply Business, we have entered into various interest rate swap agreements maturing in September 2016, October 2016, and December 2018 that call our subsidiaries to pay fixed interest rates ranging from 0.89% to 3.67% on aggregate notional values of $49,500 and receive a variable interest rate based on LIBOR on these notional values. The purpose of these interest rate swap agreements is to hedge our exposure to interest volatility under our financings with DVB Bank SE and Banco Security and DVB Bank SE, NIBC and ABN Amro.

These contracts qualify for hedge accounting and as such changes in its fair value are included in other comprehensive income (loss) in the unaudited condensed consolidated financial statements. The fair value of these agreements equate to the amount that would be paid or received by the Company if the agreement was cancelled at the reporting date, taking into account current and prospective interest rates and creditworthiness of the Company.

As of June 30, 2013, the total notional amount of the interest rate swaps is $46,554.

9.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The Companies’ tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). Income tax is computed at the rate of 15%, plus a surtax of 10% on the amount that exceeds Brazilian reais 240,000 (equivalent to $108 at June 30, 2013) based on pretax income, adjusted for additions and exclusions established by the Brazilian tax legislation. Social contribution is calculated at the rate of 9%, on pretax income, in conformity with the tax law.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

h)	United States of America (US)

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the US are characterized as US source shipping income.  Such income is subject to 4% US federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

For the six-month period ended June 30, 2013, our subsidiaries did not derive any US source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

10.	SHARE CAPITAL

Common shares and shareholders

The shares held directly by our Original Shareholders (Los Avellanos and Hazels), amounted to 7,864,085 shares at June 30, 2013, of which 7,716,366 are expressly entitled to seven votes per share (with the other 150,719 shares being one vote) and all other holders of our common stock are entitled to one vote per share.  The special voting rights of the Original Shareholders are not transferable, unless transferred to another Original Shareholder.

If, after the date that is four years following the date of the Shareholders’ Agreement (November 13, 2012), Sparrow sells all of its shares to one or more third parties, the multi-vote rights attached to the shares owned by Los Avellanos and Hazels shall terminate upon such sale and be of no further force and effect, and all such shares shall entitle the holder thereof to one vote, unless after the date that is two years following the date of the Shareholders’ Agreement and prior to such sale (i) the Company or Sparrow has successfully completed a third party sale at a price such that if all of Sparrow’s shares were sold at such a price on the date of such sale, Sparrow would achieve a certain rate of return on its investment in the Company or (ii) the Company’s directors nominated by Sparrow have not approved a proposal to cause the Company to make such a sale, at any time when the 180-day daily weighted  average price of the Company’s common stock was sufficiently high to achieve such rate of return.

At June 30, 2013, the outstanding common shares are 140,419,487 par value $.01 per share.

At June 30, 2013, our shareholders Sparrow, Sparrow CI Sub Ltd. (a wholly owned subsidiary of Sparrow), Los Avellanos and Hazels hold 93,940,000, 16,060,000, 4,735,517 and 3,128,568 shares, respectively, which represent 66.9%, 11.4%, 3.4% and 2.2% of the outstanding shares, respectively.  The joint voting power for these shares represents 87.9% of the total voting power and pursuant to a shareholder agreement signed between Sparrow, Los Avellanos and Hazels, Los Avellanos and Hazels agree to vote their shares of common stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Company.

Los Avellanos and Hazels are controlled by members of the Menendez family, including Felipe Menendez R., our chief executive officer and a director, and Ricardo Menendez R., our executive vice president and a director.  As such, they have the ability to exert influence over the operations of the Company.

11.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River and Offshore Supply Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements (Note 2).  The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.  We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.  River Business transportation services contributed 45% and 46% of consolidated operating revenues for the six-month periods ended June 30, 2013 and 2012, respectively.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

The company also has a shipyard that should promote organic growth and from time to time make external sales.  Third party shipyard sales contributed 16% and 3% of consolidated operating revenues for the six-month periods ended June 30, 2013 and 2012, respectively.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), which eight are employed in the Brazilian market, one in the North Sea and the last one is currently proceeding form the building shipyard.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.  Offshore Supply Business transportation services contributed 22% and 25% of consolidated operating revenues for the six-month periods ended June 30, 2013 and 2012, respectively.

Ocean Business:  In our Ocean Business, we operate eight oceangoing vessels:  four product tankers (one of which is on lease to us), two container feeder vessels under a container line service in Argentina cabotage trade, one oceangoing tug and one tank barge under the trade name Ultrapetrol.  Our Handy size/small product tanker vessels transport liquid bulk goods such as petroleum and petroleum derivatives on major trade routes around the globe.  Ocean Business transportation services contributed 17% and 26% of consolidated operating revenues for the six-month periods ended June 30, 2013 and 2012, respectively.

All of the Company’s operating revenues were derived from its foreign operations.  The following represents the Company’s revenues attributed by geographical region in which services are provided to customers.

	For the six-month periods ended June 30, (unaudited)
	2013	2012
Revenues (1)
−South America	$162,595	$120,627
−Central America	21,021	9,523
−Europe	7,227	9,542
−North America	538	3,413
−Asia	8,295	930
	$199,676	$144,035

(1)	Classified by country of domicile of charterers/customers.

The Company’s vessels are highly mobile and regularly and routinely moved between countries within a geographical region of the world.  In addition, these vessels may be redeployed among the geographical regions as changes in market conditions dictate.  Because of this mobility, long-lived assets, primarily vessels and equipment cannot be allocated to any one country.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

The following represents the Company’s vessels and equipment based upon the assets’ physical location as of the end of each applicable period presented:

	At June 30, 2013 (unaudited)	At December 31, 2012
Vessels and equipment, net
−South America	$575,436	$564,352
−Europe	24,924	25,474
−Asia	36,455	53,496
−Other	4,294	4,197
	$641,109	$647,519

For the six-month period ended June 30, 2013, 81% of the Company’s revenues are concentrated in South America and at June 30, 2013, 90% of the Company’s vessels and equipment are located in South America.

For the six-month period ended June 30, 2013, revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 17%, 21% and 34%, of the Company‘s consolidated revenues, respectively.

For the six-month period ended June 30, 2012, 84% of the Company’s revenues are concentrated in South America and at June 30, 2012, 85% of the Company’s vessels and equipment are located in South America.

For the six-month period ended June 30, 2012 revenues from charterers domiciled in Argentina, Brazil and Paraguay represented 33%, 28% and 17%, of the Company‘s consolidated revenues, respectively.

As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic, regulatory and political conditions prevailing in South America.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of operations.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30, 2013 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$122,531	$42,447	$34,698	$199,676
Running and voyage and manufacturing expenses	92,127	20,583	30,324	143,034
Depreciation and amortization	11,727	5,395	3,401	20,523
Segment operating profit (loss)	10,664	11,636	(3,097)	19,203
Segment assets	410,015	272,727	111,424	794,166
Investments in and receivables from affiliates	4,072	-	233	4,305
Loss from investment in affiliates	(302)	-	(17)	(319)
Additions to long-lived assets	2,196	5,454	5,332	12,982

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheets were as follow:

At June 30, 2013 (unaudited)

Total assets for reportable segments	$794,166
Other assets	14,609
Corporate cash and cash equivalents	131,315
Restricted cash to redeem 2014 Senior Notes	182,115
Consolidated total assets	$1,122,205

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30, 2012 (unaudited):

	River Business	Offshore Supply Business	Ocean Business	Total

Revenues	$71,128	$35,170	$37,737	$144,035
Running and voyage and manufacturing expenses	63,960	19,435	31,595	114,990
Depreciation and amortization	10,776	5,233	5,042	21,051
Segment operating (loss) profit	(5,157)	8,524	(4,062)	(695)
Loss from investment in affiliates	(663)	-	(3)	(666)
Additions to long-lived assets	18,484	8,541	314	27,339

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On June 10, 2013, the Company issued $200,000 8.875% First Preferred Ship Mortgage Notes due 2021.

The 2021 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by Company’s subsidiaries directly involved in our Ocean and River Business.

The Indenture provides that the 2021 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures.  All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed consolidating financial information for the Guarantor Subsidiaries for the 2021 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT JUNE 30, 2013 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$350,450	$46,448	$54,628	$(451,497)	$29
Restricted cash to redeem 2014 Senior Notes	182,115	-	-	-	182,115
Other current assets	83,581	77,020	77,963	-	238,564
Total current assets	616,146	123,468	132,591	(451,497)	420,708

Noncurrent assets
Vessels and equipment, net	-	269,368	372,598	(857)	641,109
Investment in affiliates	168,878	-	233	(168,878)	233
Other noncurrent assets	9,031	30,828	29,445	(9,149)	60,155
Total noncurrent assets	177,909	300,196	402,276	(178,884)	701,497
Total assets	$794,055	$423,664	$534,867	$(630,381)	$1,122,205

Current liabilities
Payables to related parties	$-	$155,245	$298,170	$(451,497)	$1,918
2014 Senior Notes and accrued interest	181,620	-	-	-	181,620
Current portion of long-term financial debt	-	6,420	22,284	-	28,704
Other current liabilities	3,871	71,760	(11,593)	-	64,038
Total current liabilities	185,491	233,425	308,861	(451,497)	276,280

Noncurrent liabilities
Due to affiliates	-	9,149	-	(9,149)	-
Long-term financial debt net of current portion	200,000	51,892	161,049	-	412,941
Other noncurrent liabilities	-	254	16,831	-	17,085
Total noncurrent liabilities	200,000	61,295	177,880	(9,149)	430,026
Total liabilities	385,491	294,720	486,741	(460,646)	706,306

Equity of Ultrapetrol (Bahamas) Limited	408,564	128,944	48,126	(177,070)	408,564
Noncontrolling interest	-	-	-	7,335	7,335
Total equity	408,564	128,944	48,126	(169,735)	415,899
Total liabilities and equity	$794,055	$423,664	$534,867	$(630,381)	$1,122,205

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AT DECEMBER 31, 2012

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts
Current assets
Receivables from related parties	$307,343	$122,035	$87,737	$(517,105)	$10
Other current assets	201,491	66,643	38,846	-	306,980
Total current assets	508,834	188,678	126,583	(517,105)	306,990

Noncurrent assets
Vessels and equipment, net	-	279,653	368,753	(887)	647,519
Investment in affiliates	151,447	-	251	(151,447)	251
Other noncurrent assets	5,171	26,032	33,275	(8,920)	55,558
Total noncurrent assets	156,618	305,685	402,279	(161,254)	703,328
Total assets	$665,452	$494,363	$528,862	$(678,359)	$1,010,318

Current liabilities
Payable to related parties	$-	$224,281	$272,568	$(493,088)	$3,761
Current portion of long-term financial debt	-	12,064	36,967	-	49,031
2017 Senior Convertible Notes	80,000	-	-	-	80,000
Other current liabilities	5,701	51,781	8,471	-	65,953
Total current liabilities	85,701	288,126	318,006	(493,088)	198,745

Noncurrent liabilities
Due to affiliates	-	32,937	-	(32,937)	-
Long-term financial debt	180,000	55,102	153,419	-	388,521
Other noncurrent liabilities	-	262	16,291	-	16,553
Total noncurrent liabilities	180,000	88,301	169,710	(32,937)	405,074
Total liabilities	265,701	376,427	487,716	(526,025)	603,819

Equity of Ultrapetrol (Bahamas) Limited	399,751	117,936	41,146	(159,082)	399,751
Noncontrolling interest	-	-	-	6,748	6,748
Total equity	399,751	117,936	41,146	(152,334)	406,499
Total liabilities and equity	$665,452	$494,363	$528,862	$(678,359)	$1,010,318

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$144,155	$79,014	$(23,493)	$199,676

Operating expenses	(3,706)	(130,579)	(69,710)	23,522	(180,473)
Operating (loss) profit	(3,706)	13,576	9,304	29	19,203

Investment in affiliates	16,414	-	(319)	(16,414)	(319)
Other (expenses) income	(5,076)	(1,710)	(1,890)	-	(8,676)
Income (loss) before income taxes	7,632	11,866	7,095	(16,385)	10,208

Income taxes (expense) benefit	-	(858)	(1,165)	-	(2,023)
Net income (loss)	7,632	11,008	5,930	(16,385)	8,185

Net income attributable to noncontrolling interest	-	-	-	553	553
Net income (loss) attributable to Ultrapetrol (Bahamas) Limited	$7,632	$11,008	$5,930	$(16,938)	$7,632

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$91,991	$72,139	$(20,095)	$144,035

Operating expenses	(3,027)	(100,375)	(61,393)	20,065	(144,730)
Operating (loss) profit	(3,027)	(8,384)	10,746	(30)	(695)

Investment in affiliates	(12,534)	-	(666)	12,534	(666)
Other (expenses) income	(3,656)	(15,125)	(1,770)	-	(20,551)
(Loss) income before income taxes	(19,217)	(23,509)	8,310	12,504	(21,912)

Income taxes benefit (expense)	-	2,155	985	-	3,140
Net (loss) income	(19,217)	(21,354)	9,295	12,504	(18,772)

Net income attributable to noncontrolling interest	-	-	-	445	445
Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(19,217)	$(21,354)	$9,295	$12,059	$(19,217)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2013 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$8,185	$11,008	$6,483	$(17,491)	$8,185
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(13,318)	18,816	(20,000)	17,491	2,989
Net cash (used in) provided by operating activities	(5,133)	29,824	(13,517)	-	11,174

Intercompany sources	(43,107)	6,551	60,344	(23,788)	-
Non-subsidiary sources	-	(5,647)	(5,556)	-	(11,203)
Net cash (used in) provided by investing activities	(43,107)	904	54,788	(23,788)	(11,203)

Intercompany sources	-	(23,788)	-	23,788	-
Non-subsidiary sources	(69,497)	(2,851)	(18,523)	-	(90,871)
Net cash provided by (used in) financing activities	(69,497)	(26,639)	(18,523)	23,788	(90,871)
Net (decrease) increase in cash and cash equivalents	$(117,737)	$4,089	$22,748	$-	$(90,900)

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net (loss) income	$(18,772)	$(21,354)	$9,740	$11,614	$(18,772)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	13,280	48,154	(34,345)	(11,614)	15,475
Net cash (used in) provided by operating activities	(5,492)	26,800	(24,605)	-	(3,297)

Intercompany sources	2,896	19,359	(23,064)	809	-
Non-subsidiary sources	-	(72,184)	50,232	-	(21,952)
Net cash (used in) provided by investing activities	2,896	(52,825)	27,168	809	(21,952)

Intercompany sources	-	4,209	(3,400)	(809)	-
Non-subsidiary sources	-	8,836	444	-	9,280
Net cash provided by (used in) financing activities	-	13,045	(2,956)	(809)	9,280
Net decrease in cash and cash equivalents	$(2,596)	$(12,980)	$(393)	$-	$(15,969)